WOODSIDE
AUSTRALIAN ENERGY

03 SEP 15 7:21

[redacted]

03032033

28 August 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside increases Kenyan acreage, lodged with the Australian Stock Exchange on 28 August 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

82-2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 28 August 2003
12:00pm (WST)

WOODSIDE INCREASES KENYAN ACREAGE

Woodside Energy Ltd. advises that it has farmed into a further three Kenyan exploration blocks over about 21,300sqkm to now give the company an interest in all of Kenya's seven offshore exploration blocks, covering nearly 70,000sqkm.

As a result of the farm-in to Blocks L6, L8 and L9 held by Afrex Limited and Pancontinental Oil & Gas NL, Woodside will hold a 50% interest and operate those blocks on behalf of the joint venture. Afrex will have a 30% interest and Pancontinental 20%.

Woodside will earn its stake by carrying the cost of acquiring 2,000km of two-dimensional seismic in the initial phase of the exploration program. This is estimated at US$1.25 million and will take Woodside's total Kenyan investment to about US$4.25 million. The farm-in is subject to ratification by the Kenyan Government.

The blocks cover predominantly offshore acreage in water depths up to 1,500 metres. The blocks also contain some coastal onshore acreage.

The farm-in follows Woodside's entry in May 2003 to four other Kenyan blocks – L5, L7, L10 and L11 – in a transaction with Dana Petroleum (E&P) Limited, a wholly owned subsidiary of Dana Petroleum plc, and Star Petroleum International, a wholly owned subsidiary of Global Petroleum Limited. Woodside has a 40% interest and is operator of these blocks.

Under both transactions, Woodside's commitment is limited to the acquisition of offshore two-dimensional seismic. Both joint ventures have the option of entering the second exploration phases which would include exploration drilling in each of the blocks renewed.

Seismic acquisition across all seven blocks is under way and is expected to be completed before the end of 2003.

Woodside's Director of New Ventures, Agu Kantsler, said the latest farm-in provided Woodside with at a relatively low-cost entry to additional exploration targets in this under-explored region which the company could mature by using its strong technical skills and by leveraging from its success in deepwater off Mauritania and the Gulf of Mexico.

"The addition of the seismic survey in these blocks to our current seismic contract will provide economies of scale in operations and our technical evaluation which will benefit both of the Woodside joint ventures and Kenya," Dr Kantsler said.

Location map attached

MEDIA INQUIRIES **INVESTMENT INQUIRIES**

LOCATION MAP



SOMALIA
Nairobi
KENYA
TANZANIA
Mombasa
Block L-5
Block L-6
Block L-7
Block L-8
Block L-9
Block L-10
Block L-11
2° S
4° S
6° S
38° E
40° E
42° E
44° E
N
0 50 100
Kilometres
Woodside / Afrex JV
Woodside / Dana JV
Canary Islands
401d
Ohanet
Algeria
Mauritania
KENYA
0 1000km
400-19299

WOODSIDE
AUSTRALIAN ENERGY

03 SEP 15 AM 7:21

1 September 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Appendix 3Z Final Director's Interest Notice (John Howard Akehurst), lodged with the Australian Stock Exchange on 1 September 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	**Woodside Petroleum Limited**
ABN	**55 004898 962**

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Howard Akehurst**
Date of last notice	**21 May 2003**
Date that Director ceased to be Director	**31 August 2003**

Part 1 – Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
683,336 Ordinary shares pursuant to the Woodside Employee Share Plan

Part 2 – Director's relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	**Number & class of securities**
Note: Provide details of the circumstances giving rise to the relevant interest	2,300 Ordinary fully paid shares - David and Diana Smeeton – associate interest (mother and father in-law)

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A